Exhibit 21.1

Subsidiary List
New Earth LNG, LLC

The following is a list of subsidiaries of New Earth LNG, LLC (the parent), which are included in the financial statements on a consolidated basis.

Percent Owned	State of Incorporation or Organization	Year of Incorporation
Arizona LNG, LLC	Nevada	(2003)
100%
Applied LNG Technologies USA, LLC	Delaware	(1995)
100%
Earth Leasing, Inc.	Texas	(1993)
100%
Fleet Star, Inc.	Delaware	(1991)
100%